ELEMENTAL ROYALTY

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on May 27, 2026

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy, and you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted in favour of the election of each of the Elemental Nominees (as defined in the Management Information Circular) as directors of the Company and the other matters identified in the Notice of Meeting.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General and Special Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular accompanying this proxy.

Fold

Proxies submitted must be received by 10:00 am (Vancouver Time), on May 25, 2026 or if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, Province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

0268BD

Appointment of Proxyholder

I/We being holder(s) of common shares of Elemental Royalty Corporation (the "Company") hereby appoint: Frederick Bell, President and Chief Operating Officer of the Company, or failing this person, David Gossen, Chief Legal Officer of the Company (the "**Management Nominees**")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given with respect to any matter, as indicated in the Management Information Circular) and, in the discretion of the Management Nominees with respect to amendments or variations of such matters and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company ("**Shareholders**") to be held in-person at Suite 905 - 815 W Hastings St Vancouver, B.C. V6C 1B4 on May 27, 2026 at 10:00 am (Vancouver Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Fixing the Number of Directors

To fix the number of directors of the Company to hold office until the next annual meeting of Shareholders of the Company or otherwise as authorized by the Shareholders of the Company at five (5).

2. Election of Directors

To elect the following individuals to serve on the board of directors until the conclusion of the next annual meeting of Shareholders, or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated or the director becomes disqualified to act as a director:

	For	Withhold		For	Withhold		For	Withhold
01. Juan Sartori			02. David M. Cole			03. Antonio Simon Vumbaca		
04. Ravi Sood			05. Sunny Lowe					

Fold

For Withhold

3. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of Shareholders of the Company at a remuneration to be fixed by the directors of the Company.

For Against

4. Approval of Amended Omnibus Plan

To consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule "B" to the Company's Management Information Circular dated April 16, 2026 approving and ratifying: the Company's 2020 incentive compensation plan, as amended (the "**Omnibus Plan**"); setting aside allotting and setting aside 10% of the Company's outstanding common shares from time to time for issuance pursuant to the exercise of awards granted under the Omnibus Plan; unallocated awards; and the granting of awards until the date that is three years from the date of the Meeting.

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

B Z G Q 390773 A R 1

0268CE